RAINCHIEF ENERGY INC.
(the “Company”)
#361 - 1275 West 6th Ave.
Vancouver, British Columbia V6H-1A6
604-676-1032 T
604-676-1034 F

Trading Symbol: RCFEF	Sept 29, 2009

HIGH IMPACT NATURAL GAS JOINT VENTURE

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFEF.OTC.BB) is pleased to announce that it has commenced a high impact prospect acquisition program under a joint venture arrangement with PETRO HORIZON ENERGY CORP. (TSX.V: PHE)

The lease acquisition program, under the joint venture, is to acquire mineral leases over 3D seismic generated high impact, high reserve, deep natural gas prospects in East Texas, which have been identified by Petro Horizon’s team of experts and consultants. Each participant will own a 50% working interest with Petro Horizon acting as operator pursuant to a Joint Operating Agreement. More information will be made available on the prospect after lease acquisition has been completed.

Petro Horizon Energy Corp.

Petro Horizon Energy Corp. is an oil and gas exploration and production company building a high quality asset base in focused areas throughout the United States. For more information, please visit www.petrohorizonenergy.ca

Rainchief Energy Inc.

Rainchief Energy Inc. is an oil and gas exploration company focused on the acquisition of undervalued oil and gas assets in Canada and the United States. Currently, the Company owns a 100% Working Interest in 640 acres of high impact petroleum lands in Alberta. For more information, please visit www.rainchief.com

ON BEHALF OF THE BOARD OF DIRECTORS,

“Brad Moynes”
Brad Moynes, President

Or

ProActive Communications Co.
Telephone No.	(604) 541-1995
Or toll free	(800) 540-1995